UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2009

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA	NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 22 July 2009	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary

NEWS RELEASE

Release Time	IMMEDIATE
Date	22 July 2009
Number	13/09

BHP BILLITON PRODUCTION REPORT FOR THE YEAR ENDED 30 JUNE 2009

•	Annual production was solid despite weak and volatile demand conditions and weather related interruptions.

•	Quarterly production increased for 12 major commodities including metallurgical coal, petroleum, copper and energy coal. Operations are well positioned to respond to demand recovery when it occurs.

•	Annual production records were achieved for petroleum, copper cathode and iron ore.

•	Annual production records at Western Australia Iron Ore, North West Shelf and Saraji (all Australia), Alumar refinery (Brazil), Cerrejon Coal (Colombia) and Zamzama (Pakistan).

•	A quarterly production record was set for petroleum, and at Hunter Valley Energy Coal (Australia).

•	Iron ore production was impacted by Rapid Growth Project (RGP) 4 tie-in activities and safety initiatives.

The 2009 financial year proved to be very challenging, with significant demand contraction exacerbated by dramatic movements in inventory levels. In the context of this environment, BHP Billiton achieved a solid operational performance, despite making production adjustments across a range of commodities, including metallurgical coal, nickel and manganese.

In the short term we believe underlying demand trends are still being masked by de-stock and stocking activities across the value chain. China inventory build is essentially complete, while we are now seeing evidence that re-stocking has commenced in North America, Europe and Japan. However, commodity prices will be influenced by supply responses due to latent capacity currently existing in the industry.

BHP Billiton remains well positioned in a modest demand environment, with high margin businesses and a strong balance sheet that allows us to invest for the future and return funds to shareholders.

Petroleum

	JUNE 2009 YTD	JUNE 2009 QTR	JUNE YTD 2009 vs JUNE YTD 2008	JUNE Q09 vs JUNE Q08	JUNE Q09 vs MAR Q09
Crude Oil, Condensate and Natural Gas Liquids (‘000 bbl)	76,376	21,363	12%	5%	19%
Natural Gas (bcf)	364.86	97.17	-1%	2%	18%
Total Petroleum Products (million boe)	137.19	37.56	6%	4%	19%

Total Petroleum Production – Strong annual production growth due to delivery of new projects and ongoing focus on driving base performance. First production was achieved for five projects – Neptune, Shenzi and Atlantis North (all USA), North West Shelf Train 5 and Angel (both Australia).

Crude Oil, Condensate, and Natural Gas Liquids – Production was higher than all comparative periods due to significant growth in high margin crude production. Crude, condensate and natural gas liquids production were 12 per cent higher than the year ended June 2008. The continued ramp up and start up of new projects, such as Shenzi, Neptune and Atlantis, contributed to an increase in production. This was achieved despite the impact of hurricane related interruptions, and the need to install water injection for reservoir support at Atlantis.

Production increased by 19 per cent versus the March 2009 quarter due to the start up of Shenzi and infill drilling program at Bass Strait (Australia).

On 22 June 2009, the Griffin Joint Venture (Australia) announced that production will cease in October 2009 as the facility reaches the end of its useful life.

Natural Gas – Production was in line with the quarter and year ended June 2008. Lower Bass Strait production was mainly due to the ethane pipeline incident in December 2008. This was partly offset by the contribution from North West Shelf Train 5 and Angel.

Production was higher than the March 2009 quarter due to the expected higher seasonal demand in Australia and recovery from the Bass Strait ethane pipeline incident.

Aluminium

	JUNE 2009 YTD	JUNE 2009 QTR	JUNE YTD 2009 vs JUNE YTD 2008	JUNE Q09 vs JUNE Q08	JUNE Q09 vs MAR Q09
Alumina (‘000 tonnes)	4,396	1,108	-3%	-4%	5%
Aluminium (‘000 tonnes)	1,233	310	-5%	2%	2%

Alumina – Production improved following the calciner outages at Worsley (Australia) in the March 2009 quarter.

Aluminium – Production was lower than the year ended June 2008 due to the mandatory reduction of power consumption in Southern Africa, which began in January 2008. Hillside (South Africa) continued to deliver production at or above design capacity.

Base Metals

	JUNE 2009 YTD	JUNE 2009 QTR	JUNE YTD 2009 vs JUNE YTD 2008	JUNE Q09 vs JUNE Q08	JUNE Q09 vs MAR Q09
Copper (‘000 tonnes)	1,207.1	307.2	-12%	-21%	9%
Lead (tonnes)	230,051	58,542	-9%	10%	24%
Zinc (tonnes)	163,215	44,187	13%	2%	12%
Silver (‘000 ounces)	41,341	10,796	-5%	17%	24%
Uranium Oxide Concentrate (Uranium) (tonnes)	4,007	1,154	-3%	12%	31%

Copper – Production for the year and quarter ended June 2009 was impacted by lower ore grade and reduced output from milling operations at Escondida (Chile). Partially offsetting this was the continued ramp up of Spence and Escondida Sulphide Leach (both Chile) and improved ore milled and smelter performance at Olympic Dam (Australia).

Production was stronger than the March 2009 quarter due to higher grade at Escondida and improved performance from Cerro Colorado (Chile) and Antamina (Peru).

During the September 2009 quarter, Escondida’s Laguna Seca SAG mill will be shut down for 45 days to replace the stator coils. We expect a more reliable mill operation after this maintenance.

At 30 June 2009 the Group had 234,871 tonnes of outstanding copper sales that were revalued at a weighted average price of US$4,946 per tonne. The final price of these sales will be determined in the 2010 financial year. In addition, 327,941 tonnes of copper sales from the 2008 financial year were subject to a finalisation adjustment in 2009. The finalisation adjustment and provisional pricing impact as at 30 June 2009 will decrease earnings(a) by US$936 million for the period.

Lead/Silver – Production for the year ended June 2009 was impacted by lower grade and wet weather interruptions during the March 2009 quarter at Cannington (Australia).

Production was higher than the comparative quarters due to improved mill throughput at Cannington.

Zinc – Production was higher than all comparative periods due to better grade and an increased proportion of zinc containing ores at Antamina (Peru).

Uranium – Production increased compared to the June 2008 and March 2009 quarters reflecting record ore milled and improved recoveries at Olympic Dam.

Diamonds and Specialty Products

	JUNE 2009 YTD	JUNE 2009 QTR	JUNE YTD 2009 vs JUNE YTD 2008	JUNE Q09 vs JUNE Q08	JUNE Q09 vs MAR Q09
Diamonds (‘000 carats)	3,221	903	-4%	5%	-5%

Diamonds – Production continues to be influenced by variability of ore sources due to the mix of open pit and underground mining. The Koala Underground (Canada) mine which was commissioned in December 2007 has been fully ramped up.

Stainless Steel Materials

	JUNE 2009 YTD	JUNE 2009 QTR	JUNE YTD 2009 vs JUNE YTD 2008	JUNE Q09 vs JUNE Q08	JUNE Q09 vs MAR Q09
Nickel (‘000 tonnes) (b)	173.1	48.6	3%	14%	2%

Nickel – Production was higher than the June 2008 quarter which had been impacted by the industrial stoppage at Cerro Matoso (Colombia) and the start of the Kalgoorlie Nickel Smelter (Australia) furnace rebuild in the June 2008 quarter.

Iron Ore

	JUNE 2009 YTD	JUNE 2009 QTR	JUNE YTD 2009 vs JUNE YTD 2008	JUNE Q09 vs JUNE Q08	JUNE Q09 vs MAR Q09
Iron Ore (‘000 tonnes)	114,415	27,048	2%	-10%	-4%

Iron Ore – Production for the June 2009 quarter was impacted by tie-in activities for RGP 4 and safety initiatives at the Western Australia Iron Ore operations. As RGP 4 is nearing completion, existing operations will continue to be impacted by the tie-in activities.

Production volumes at Samarco (Brazil) increased during the June 2009 quarter following the restart of the second pellet plant during the March 2009 quarter. The third pellet plant restarted in early July 2009 however the continued operation of all three pellet plants will be subject to ongoing assessment to align with demand for the product.

For the year ended June 2009, 68 per cent of Western Australia Iron Ore shipments on a wet metric tonne basis were based on annually agreed pricing.

Manganese

	JUNE 2009 YTD	JUNE 2009 QTR	JUNE YTD 2009 vs JUNE YTD 2008	JUNE Q09 vs JUNE Q08	JUNE Q09 vs MAR Q09
Manganese Ore (‘000 tonnes)	4,475	500	-32%	-73%	-32%
Manganese Alloy (‘000 tonnes)	513	25	-34%	-87%	-76%

Manganese Ore – The decrease in production reflects the previously announced production adjustments in response to weak demand. While production decreased in the June 2009 quarter relative to the prior quarter, sales increased modestly and stockpiles were drawn down to meet demand. As stockpiles reach optimal levels, production will be progressively ramped up.

Manganese Alloy – Production was in line with previously announced production cuts. The demand outlook varies between products, with overall conditions remaining subdued. Samancor Manganese will therefore continue to produce at reduced levels and use stockpiles to meet demand.

Metallurgical Coal

	JUNE 2009 YTD	JUNE 2009 QTR	JUNE YTD 2009 vs JUNE YTD 2008	JUNE Q09 vs JUNE Q08	JUNE Q09 vs MAR Q09
Metallurgical Coal (‘000 tonnes)	36,416	9,460	3%	4%	25%

Metallurgical Coal – Despite softer market conditions, production was slightly above the June 2008 year end, when production was affected by severe flooding.

Production for the June 2009 quarter improved significantly over the March 2009 quarter due to stronger demand conditions, particularly from Asia. Our operations are well positioned to respond to increases in demand.

Energy Coal

	JUNE 2009 YTD	JUNE 2009 QTR	JUNE YTD 2009 vs JUNE YTD 2008	JUNE Q09 vs JUNE Q08	JUNE Q09 vs MAR Q09
Energy Coal (‘000 tonnes) (c)	68,206	17,712	-2%	-5%	16%

Energy Coal – Production was slightly lower than the June 2008 quarter due to the planned closure of underground mining operations at Douglas Middelburg (South Africa) which occurred in November 2008.

Production for the June 2009 quarter recovered following the wet weather interruptions at Hunter Valley Energy Coal and Douglas Middelburg and planned maintenance in the March 2009 quarter.

(a)	Earnings before interest and tax.
(b)	Including Yabulu which is expected to be sold effective 31 July 2009.
(c)	Excluding Optimum operation which was sold effective 1 July 2007.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton share and exclude suspended and sold operations.

Further information on BHP Billiton can be found on our website: www.bhpbilliton.com

Australia Samantha Evans, Media Relations Tel: +61 3 9609 2898 Mobile: +61 400 693 915 email: Samantha.Evans@bhpbilliton.com	United Kingdom Andre Liebenberg, Investor Relations Tel: +44 20 7802 4131 Mobile: +44 7920 236 974 email: Andre.Liebenberg@bhpbilliton.com

Peter Ogden, Media Relations Tel: +61 3 9609 2812 Mobile: +61 428 599 190 email: Peter.Ogden@bhpbilliton.com	Illtud Harri, Media Relations Tel: +44 20 7802 4195 Mobile: +44 7920 237 246 email: Illtud.Harri@bhpbilliton.com

Kelly Quirke, Media Relations Tel: +61 3 9609 2896 Mobile: +61 429 966 312 email: Kelly.Quirke@bhpbilliton.com	United States Scott Espenshade, Investor Relations Tel: +1 713 599 6431 Mobile: +1 713 208 8565 email: Scott.Espenshade@bhpbilliton.com

Leng Lau, Investor Relations Tel: +61 3 9609 4202 Mobile: +61 403 533 706 email: Leng.Y.Lau@bhpbilliton.com	Ruban Yogarajah, Media Relations Tel: US +1 713 966 2907 or UK +44 20 7802 4033 Mobile: UK +44 7827 082 022 email: Ruban.Yogarajah@bhpbilliton.com

South Africa Bronwyn Wilkinson, Investor and Media Relations Tel: +44 20 7802 4015 Mobile: +44 7500 785 892 email: Bronwyn.Wilkinson@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000 Australia Tel +61 1300 55 4757 Fax +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Tel +44 20 7802 4000 Fax +44 20 7802 4111

A member of the BHP Billiton group which is headquartered in Australia

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE
		JUNE 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008	JUN YTD 09 vs JUN YTD 08	JUN Q09 vs JUN Q08	JUN Q09 vs MAR Q09
PETROLEUM

Crude oil & condensate	(‘000 bbl)	17,588	15,613	18,523	66,328	57,444	15%	5%	19%

Natural gas	(bcf)	95.37	82.19	97.17	364.86	368.02	-1%	2%	18%

Natural gas liquid	(‘000 bbl)	2,743	2,361	2,840	10,048	10,724	-6%	4%	20%

Total Petroleum Products	(million boe)	36.23	31.67	37.56	137.19	129.50	6%	4%	19%
ALUMINIUM
Alumina	(‘000 tonnes)	1,149	1,051	1,108	4,396	4,554	-3%	-4%	5%
Aluminium	(‘000 tonnes)	305	304	310	1,233	1,298	-5%	2%	2%
BASE METALS
Copper	(‘000 tonnes)	390.7	282.8	307.2	1,207.1	1,375.5	-12%	-21%	9%

Lead	(tonnes)	53,176	47,235	58,542	230,051	253,126	-9%	10%	24%

Zinc	(tonnes)	43,454	39,397	44,187	163,215	144,490	13%	2%	12%

Gold	(ounces)	38,006	41,747	46,993	176,281	161,548	9%	24%	13%

Silver	(‘000 ounces)	9,236	8,730	10,796	41,341	43,487	-5%	17%	24%

Uranium oxide concentrate	(tonnes)	1,027	883	1,154	4,007	4,144	-3%	12%	31%

Molybdenum	(tonnes)	590	337	166	1,522	2,542	-40%	-72%	-51%
DIAMONDS AND SPECIALTY PRODUCTS
Diamonds	(‘000 carats)	864	951	903	3,221	3,349	-4%	5%	-5%
STAINLESS STEEL MATERIALS
Nickel (a)	(‘000 tonnes)	42.6	47.5	48.6	173.1	167.9	3%	14%	2%
IRON ORE
Iron ore	(‘000 tonnes)	29,924	28,188	27,048	114,415	112,260	2%	-10%	-4%
MANGANESE
Manganese ore	(‘000 tonnes)	1,851	733	500	4,475	6,575	-32%	-73%	-32%
Manganese alloy	(‘000 tonnes)	190	104	25	513	775	-34%	-87%	-76%
METALLURGICAL COAL
Metallurgical coal	(‘000 tonnes)	9,132	7,596	9,460	36,416	35,193	3%	4%	25%
ENERGY COAL
Energy coal (b)	(‘000 tonnes)	18,720	15,222	17,712	68,206	69,565	-2%	-5%	16%

(a)	Including Yabulu which is expected to be sold effective 31 July 2009.
(b)	Excluding Optimum which was disposed effective 1 July 2007.

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP BILLITON ATTRIBUTABLE PRODUCTION

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
PETROLEUM
Production

Crude oil & condensate (‘000 bbl)		17,588	16,180	16,012	15,613	18,523	66,328	57,444

Natural gas (bcf)		95.37	95.27	90.23	82.19	97.17	364.86	368.02

NGL (‘000 bbl) (a)		2,743	2,740	2,107	2,361	2,840	10,048	10,724

Total Petroleum Products (million boe)		36.23	34.80	33.16	31.67	37.56	137.19	129.50

ALUMINIUM
ALUMINA
Production (‘000 tonnes)

Worsley	86%	768	733	756	688	747	2,924	3,035

Suriname	45%	240	241	242	226	226	935	983

Alumar	36%	141	124	141	137	135	537	536

Total		1,149	1,098	1,139	1,051	1,108	4,396	4,554

ALUMINIUM
Production (‘000 tonnes)

Hillside	100%	170	175	176	174	177	702	695

Bayside	100%	29	25	25	24	25	99	168

Alumar	40%	45	45	44	44	44	177	178

Mozal	47%	61	64	65	62	64	255	257

Total		305	309	310	304	310	1,233	1,298

BASE METALS (b)
COPPER
Payable metal in concentrate (‘000 tonnes)

Escondida	57.5%	178.2	116.8	102.7	86.6	111.5	417.6	679.5

Antamina	33.8%	30.8	28.4	28.6	25.7	26.3	109.0	111.7

Pinto Valley (c)	100%	12.0	14.2	14.7	4.4	—	33.3	26.8

Total		221.0	159.4	146.0	116.7	137.8	559.9	818.0

Cathode (‘000 tonnes)

Escondida	57.5%	40.3	35.6	42.1	45.0	49.4	172.1	131.6

Cerro Colorado	100%	27.3	21.8	26.3	26.5	27.5	102.1	106.4

Spence	100%	43.0	35.7	44.5	47.7	44.8	172.7	142.7

Pinto Valley (c)	100%	1.6	1.6	1.7	1.5	1.4	6.2	6.9

Olympic Dam	100%	57.5	54.8	47.6	45.4	46.3	194.1	169.9

Total		169.7	149.5	162.2	166.1	169.4	647.2	557.5

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
LEAD
Payable metal in concentrate (tonnes)

Cannington	100%	52,601	57,768	65,622	46,259	57,145	226,794	251,548

Antamina	33.8%	575	484	400	976	1,397	3,257	1,578

Total		53,176	58,252	66,022	47,235	58,542	230,051	253,126

ZINC
Payable metal in concentrate (tonnes)

Cannington	100%	17,244	14,449	14,199	12,943	13,258	54,849	60,969

Antamina	33.8%	26,210	27,312	23,671	26,454	30,929	108,366	83,521

Total		43,454	41,761	37,870	39,397	44,187	163,215	144,490

GOLD
Payable metal in concentrate (ounces)

Escondida	57.5%	17,501	14,391	17,840	17,496	17,595	67,322	79,731

Olympic Dam (refined gold)	100%	20,505	27,360	27,950	23,331	29,398	108,039	80,517

Pinto Valley (c)	100%	—	—	—	920	—	920	1,300

Total		38,006	41,751	45,790	41,747	46,993	176,281	161,548

SILVER
Payable metal in concentrate (‘000 ounces)

Escondida	57.5%	821	668	738	673	686	2,765	3,604

Antamina	33.8%	994	932	915	1,003	1,240	4,090	3,505

Cannington	100%	7,181	8,391	9,565	6,802	8,609	33,367	35,485

Olympic Dam (refined silver)	100%	179	244	234	200	259	937	780

Pinto Valley (c)	100%	61	65	63	52	2	182	113

Total		9,236	10,300	11,515	8,730	10,796	41,341	43,487

URANIUM OXIDE CONCENTRATE
Payable metal in concentrate (tonnes)

Olympic Dam	100%	1,027	1,110	860	883	1,154	4,007	4,144

Total		1,027	1,110	860	883	1,154	4,007	4,144

MOLYBDENUM
Payable metal in concentrate (tonnes)

Antamina	33.8%	590	514	365	318	166	1,363	2,542

Pinto Valley (c)	100%	—	94	46	19	—	159	—

Total		590	608	411	337	166	1,522	2,542

DIAMONDS AND SPECIALTY PRODUCTS
DIAMONDS
Production (‘000 carats)

Ekati™	80%	864	773	594	951	903	3,221	3,349
STAINLESS STEEL MATERIALS
NICKEL
Production (‘000 tonnes)

CMSA	99.9%	10.1	10.7	13.0	13.1	13.7	50.5	41.8

Yabulu	100.0%	10.3	9.1	9.5	7.5	7.8	33.9	28.0

Nickel West	100%	22.2	7.0	27.7	26.9	27.1	88.7	98.1

Total		42.6	26.8	50.2	47.5	48.6	173.1	167.9

		QUARTER ENDED					YEAR TO DATE
	BHP Billiton Interest	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
IRON ORE
Production (‘000 tonnes) (d)

Mt Newman Joint Venture	85%	7,013	7,210	7,006	6,440	5,781	26,437	30,329

Goldsworthy Joint Venture	85%	251	232	346	558	280	1,416	941

Area C Joint Venture	85%	8,626	9,209	8,716	9,181	8,407	35,513	27,130

Yandi Joint Venture	85%	10,623	8,961	10,026	9,370	9,461	37,818	40,277

Jimblebar	85%	1,054	1,461	1,040	1,070	1,342	4,913	5,119

Samarco	50%	2,357	2,751	2,221	1,569	1,777	8,318	8,464

Total		29,924	29,824	29,355	28,188	27,048	114,415	112,260

MANGANESE
MANGANESE ORES
Saleable production (‘000 tonnes)

South Africa (e)	60%	882	929	755	351	156	2,191	3,040

Australia (e)	60%	969	901	657	382	344	2,284	3,535

Total		1,851	1,830	1,412	733	500	4,475	6,575

MANGANESE ALLOYS
Saleable production (‘000 tonnes)

South Africa (e) (f)	60%	124	133	112	51	5	301	513

Australia (e)	60%	66	70	69	53	20	212	262

Total		190	203	181	104	25	513	775

METALLURGICAL COAL
Production (‘000 tonnes) (g)

BMA	50%	6,508	6,384	6,781	5,165	6,378	24,708	22,795

BHP Mitsui Coal (h)	80%	1,306	1,633	1,771	549	1,482	5,435	5,133

Illawarra	100%	1,318	1,193	1,598	1,882	1,600	6,273	7,265

Total		9,132	9,210	10,150	7,596	9,460	36,416	35,193

ENERGY COAL
Production (‘000 tonnes)

South Africa	100%	10,960	9,009	8,031	6,929	7,732	31,701	45,072

USA	100%	4,834	4,005	3,017	2,907	4,207	14,136	13,652

Australia	100%	2,934	2,975	2,993	2,768	3,039	11,775	11,776

Colombia	33%	2,625	2,807	2,435	2,618	2,734	10,594	10,368

Total		21,353	18,796	16,476	15,222	17,712	68,206	80,868

(a)	LPG and Ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b)	Metal production is reported on the basis of payable metal.
(c)	The Pinto Valley operations were restarted during the December 2007 quarter. During February 2009 the operations were placed on care and maintenance.
(d)	Iron ore production is reported on a wet tonnes basis.
(e)	Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(f)	Production includes Medium Carbon Ferro Manganese.
(g)	Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(h)	Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
PETROLEUM
BHP Billiton attributable production unless otherwise stated.
CRUDE OIL & CONDENSATE (‘000 barrels)
Bass Strait	3,184	3,412	3,230	3,057	3,744	13,443	12,843
North West Shelf (a)	2,153	2,115	2,434	2,150	2,178	8,877	9,090
Stybarrow (b)	3,527	3,376	2,720	1,843	1,538	9,477	7,523
Other Australia (c)	263	206	185	158	150	699	930
Atlantis (d)	3,471	2,232	2,319	2,449	3,333	10,333	7,406
Shenzi (e)	322	186	—	49	2,788	3,023	548
Trinidad /Tobago	879	705	568	542	354	2,169	3,935
Other Americas (f)	1,310	1,561	2,025	2,016	1,860	7,462	4,483
UK	836	680	777	796	869	3,122	3,640
Algeria	1,555	1,624	1,664	2,457	1,611	7,356	6,722
Pakistan	88	83	90	96	98	367	324

Total	17,588	16,180	16,012	15,613	18,523	66,328	57,444

NATURAL GAS (billion cubic feet) (d)
Bass Strait	33.31	37.08	25.12	17.02	28.98	108.20	123.93
North West Shelf (a)	26.76	27.01	31.79	31.63	32.97	123.40	108.49
Other Australia (c)	6.65	7.33	6.35	6.75	6.11	26.54	30.27
Atlantis (d)	2.07	1.25	1.16	1.32	1.95	5.68	3.73
Shenzi (e)	0.07	0.04	—	—	0.73	0.77	0.14
Other Americas (f)	2.05	1.74	1.68	2.09	2.01	7.52	8.05
UK	11.32	7.51	9.70	8.95	8.11	34.27	45.21
Pakistan	13.14	13.31	14.43	14.43	16.31	58.48	48.20

Total	95.37	95.27	90.23	82.19	97.17	364.86	368.02

NGL (‘000 barrels)
Bass Strait	2,056	2,149	1,352	982	1,875	6,358	7,755
North West Shelf (a)	343	364	402	416	437	1,619	1,498
UK	116	41	89	31	97	258	426
Algeria	228	186	264	932	431	1,813	1,045

Total	2,743	2,740	2,107	2,361	2,840	10,048	10,724

TOTAL PETROLEUM PRODUCTS	36.23	34.80	33.16	31.67	37.56	137.19	129.50

(million barrels of oil equivalent) (g)

(a)	North West Shelf LNG Train 5 was commissioned during the September 2008 quarter. North West Shelf Angel was commissioned during the December 2008 quarter.
(b)	The Stybarrow operation was commissioned during the December 2007 quarter.
(c)	Other Australia includes Griffin and Minerva. Griffin will cease production in October 2009.
(d)	The Atlantis operation was commissioned during the December 2007 quarter. Atlantis North achieved first production on 5 June 2009.
(e)	The Genghis Khan operation was commissioned during the December 2007 quarter and is reported in Shenzi. The Shenzi operation was commissioned during the March 2009 quarter.
(f)	Other Americas includes Neptune, Mad Dog, West Cameron 76, Mustang, Genesis and Starlifter. The Neptune operation was commissioned during the September 2008 quarter.
(g)	Total barrels of oil equivalent (boe) conversions are based on 6000scf of natural gas equals 1 boe.

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
ALUMINIUM
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
ALUMINA
Production
Worsley, Australia	768	733	756	688	747	2,924	3,035
Paranam, Suriname	240	241	242	226	226	935	983
Alumar, Brazil	141	124	141	137	135	537	536

Total	1,149	1,098	1,139	1,051	1,108	4,396	4,554

Sales
Worsley, Australia	703	781	763	683	731	2,958	2,981
Paranam, Suriname	261	216	252	218	246	932	1,016
Alumar, Brazil	137	128	140	110	145	523	531

Total (a)	1,101	1,125	1,155	1,011	1,122	4,413	4,528

ALUMINIUM
Production
Hillside, South Africa	170	175	176	174	177	702	695
Bayside, South Africa	29	25	25	24	25	99	168
Alumar, Brazil	45	45	44	44	44	177	178
Mozal, Mozambique	61	64	65	62	64	255	257

Total	305	309	310	304	310	1,233	1,298

Sales
Hillside, South Africa	183	160	185	173	189	707	687
Bayside, South Africa	29	24	24	26	22	96	177
Alumar, Brazil	47	37	50	48	47	182	181
Mozal, Mozambique	73	36	105	41	88	270	258

Total	332	257	364	288	346	1,255	1,303

Tolling Agreement (a)	34	31	27	40	31	129	130

	366	288	391	328	377	1,384	1,433

(a)	Equity Alumina is converted into Aluminium under a third party tolling agreement. These tonnages are allocated to equity sales.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
BASE METALS
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.
Escondida, Chile
Material mined (100%)	(‘000 tonnes)	103,253	99,375	100,544	97,357	102,558	399,834	377,133
Sulphide ore milled (100%)	(‘000 tonnes)	24,491	20,416	22,516	21,381	19,898	84,211	90,703
Average copper grade	(%)	1.55%	1.32%	1.04%	0.93%	1.22%	1.12%	1.61%
Production ex Mill (100%)	(‘000 tonnes)	312.7	208.6	186.3	156.4	199.6	750.9	1,219.7
Production
Payable copper	(‘000 tonnes)	178.2	116.8	102.7	86.6	111.5	417.6	679.5
Payable gold concentrate	(fine ounces)	17,501	14,391	17,840	17,496	17,595	67,322	79,731
Copper cathode (EW)	(‘000 tonnes)	40.3	35.6	42.1	45.0	49.4	172.1	131.6
Payable silver concentrate	(‘000 ounces)	821	668	738	673	686	2,765	3,604
Sales
Payable copper	(‘000 tonnes)	178.4	118.2	93.8	93.0	114.2	419.2	674.9
Payable gold concentrate	(fine ounces)	17,477	14,521	16,377	19,050	17,816	67,764	79,782
Copper cathode (EW)	(‘000 tonnes)	41.6	31.2	41.8	45.6	48.4	167.0	129.4
Payable silver concentrate	(‘000 ounces)	820	666	678	732	685	2,761	3,586
Cerro Colorado, Chile
Material mined	(‘000 tonnes)	17,107	16,526	18,598	17,927	17,289	70,340	68,769
Ore milled	(‘000 tonnes)	4,599	4,594	4,379	4,405	3,598	16,976	17,724
Average copper grade	(%)	0.85%	0.86%	0.86%	0.86%	0.89%	0.86%	0.88%
Production
Copper cathode (EW)	(‘000 tonnes)	27.3	21.8	26.3	26.5	27.5	102.1	106.4
Sales
Copper cathode (EW)	(‘000 tonnes)	29.8	22.9	26.2	26.5	30.5	106.1	106.3
Spence, Chile
Material mined	(‘000 tonnes)	20,065	18,738	20,562	19,505	20,049	78,854	77,141
Ore milled	(‘000 tonnes)	4,255	4,490	4,154	4,300	4,921	17,865	16,638
Average copper grade	(%)	1.85%	2.18%	1.66%	1.51%	1.36%	1.67%	1.63%
Production
Copper cathode (EW)	(‘000 tonnes)	43.0	35.7	44.5	47.7	44.8	172.7	142.7
Sales
Copper cathode (EW)	(‘000 tonnes)	51.3	34.6	43.3	45.1	45.2	168.2	144.7
Antamina, Peru
Material mined (100%)	(‘000 tonnes)	29,336	30,026	28,111	27,060	29,381	114,578	120,865
Sulphide ore milled (100%)	(‘000 tonnes)	7,729	8,133	8,058	7,853	8,437	32,481	29,546
Average head grades
- Copper	(%)	1.38%	1.15%	1.25%	1.22%	1.19%	1.20%	1.30%
- Zinc	(%)	1.46%	1.54%	1.33%	1.57%	1.73%	1.54%	1.22%
Production
Payable copper	(‘000 tonnes)	30.8	28.4	28.6	25.7	26.3	109.0	111.7
Payable zinc	(tonnes)	26,210	27,312	23,671	26,454	30,929	108,366	83,521
Payable silver	(‘000 ounces)	994	932	915	1,003	1,240	4,090	3,505
Payable lead	(tonnes)	575	484	400	976	1,397	3,257	1,578
Payable molybdenum	(tonnes)	590	514	365	318	166	1,363	2,542
Sales
Payable copper	(‘000 tonnes)	33.5	26.7	29.4	28.7	24.2	109.0	115.0
Payable zinc	(tonnes)	29,385	26,402	27,024	24,457	29,110	106,993	83,779
Payable silver	(‘000 ounces)	940	719	844	754	987	3,304	3,088
Payable lead	(tonnes)	461	387	518	207	724	1,836	1,196
Payable molybdenum	(tonnes)	837	482	398	382	171	1,433	2,635

		QUARTER ENDED					YEAR TO DATE
		JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
Cannington, Australia
Material mined	(‘000 tonnes)	821	724	863	824	793	3,204	3,151
Ore milled	(‘000 tonnes)	658	824	817	628	746	3,015	2,800
Average head grades

- Silver	(g/t)	397	384	438	398	427	412	460
- Lead	(%)	9.2%	8.3%	9.5%	8.8%	9.0%	8.9%	10.3%
- Zinc	(%)	3.8%	3.0%	3.1%	3.3%	3.0%	3.1%	3.4%
Production
Payable silver	(‘000 ounces)	7,181	8,391	9,565	6,802	8,609	33,367	35,485

Payable lead	(tonnes)	52,601	57,768	65,622	46,259	57,145	226,794	251,548

Payable zinc	(tonnes)	17,244	14,449	14,199	12,943	13,258	54,849	60,969
Sales
Payable silver	(‘000 ounces)	8,918	9,507	9,958	5,490	9,841	34,796	34,636

Payable lead	(tonnes)	62,997	64,980	67,467	36,945	64,544	233,936	240,637

Payable zinc	(tonnes)	17,710	16,949	10,990	11,195	15,649	54,783	56,173
Olympic Dam, Australia
Material mined (a)	(‘000 tonnes)	2,397	2,628	2,419	2,415	2,370	9,832	9,674
Ore milled	(‘000 tonnes)	2,570	2,518	2,456	2,301	2,608	9,883	9,586
Average copper grade	(%)	2.06%	2.08%	1.80%	1.83%	1.75%	1.87%	1.91%

Average uranium grade	kg/t	0.58	0.56	0.50	0.52	0.57	0.54	0.59
Production
Copper cathode (ER)	(‘000 tonnes)	53.1	51.9	44.6	42.7	42.6	181.8	156.8
Copper cathode (EW)	(‘000 tonnes)	4.4	2.9	3.0	2.7	3.7	12.3	13.1

Uranium oxide concentrate	(tonnes)	1,027	1,110	860	883	1,154	4,007	4,144
Refined gold	(fine ounces)	20,505	27,360	27,950	23,331	29,398	108,039	80,517
Refined silver	(‘000 ounces)	179	244	234	200	259	937	780
Sales
Copper cathode (ER)	(‘000 tonnes)	52.0	49.5	48.3	42.7	40.5	181.0	155.6
Copper cathode (EW)	(‘000 tonnes)	4.3	3.3	2.8	2.7	3.8	12.6	12.2

Uranium oxide concentrate	(tonnes)	1,610	868	1,262	829	1,261	4,220	3,700
Refined gold	(fine ounces)	19,556	26,121	26,383	24,298	35,876	112,678	81,201
Refined silver	(‘000 ounces)	185	232	250	79	400	961	787

(a) Material mined refers to run of mine ore mined and hoisted.
Pinto Valley, USA
Production
Copper concentrate (a)	(‘000 tonnes)	12.0	14.2	14.7	4.4	—	33.3	26.8
Copper cathode (EW)	(‘000 tonnes)	1.6	1.6	1.7	1.5	1.4	6.2	6.9
Payable silver (a)	(‘000 ounces)	61	65	63	52	2	182	113

Payable gold (a)	(ounces)	—	—	—	920	—	920	1,300

Payable molybdenum	(tonnes)		94	46	19	—	159	—
Sales
Copper concentrate	(‘000 tonnes)	12.4	14.0	13.0	10.5	—	37.5	22.9
Copper cathode (EW)	(‘000 tonnes)	1.4	1.6	1.4	1.5	1.6	6.1	7.2
Payable silver	(‘000 ounces)	61	65	63	52	2	182	113

Payable gold	(ounces)	—	—	—	920	—	920	1,300

Payable molybdenum	(tonnes)		15	44	100	—	159	—

(a)	Production restarted during the December 2007 quarter. During February 2009 the operations were placed on care and maintenance.

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE
		JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
DIAMONDS AND SPECIALTY PRODUCTS
BHP Billiton attributable production and sales unless otherwise stated.
DIAMONDS
EkatiTM, Canada

Ore Processed (100%)	(‘000 tonnes)	1,356	1,192	910	1,250	1,410	4,762	4,412

Production	(‘000 carats)	864	773	594	951	903	3,221	3,349

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
STAINLESS STEEL MATERIALS
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
NICKEL
CMSA, Colombia
Production	10.1	10.7	13.0	13.1	13.7	50.5	41.8
Sales	8.2	10.7	11.0	11.6	18.1	51.4	41.9
Yabulu, Australia
Production
Nickel metal	10.3	9.1	9.5	7.5	7.8	33.9	28.0
Cobalt	0.5	0.4	0.4	0.2	0.4	1.4	1.7
Sales
Nickel metal	9.7	7.2	9.4	9.1	7.9	33.6	27.8
Cobalt	0.5	0.4	0.3	0.3	0.3	1.3	1.8
Nickel West, Australia
Production
Nickel contained in concentrate	2.8	6.4	5.4	4.5	5.0	21.3	5.3
Nickel contained in finished matte	4.9	0.6	10.8	6.1	4.1	21.6	27.6
Nickel metal	14.5	—	11.5	16.3	18.0	45.8	65.2
Nickel production	22.2	7.0	27.7	26.9	27.1	88.7	98.1
Sales
Nickel contained in concentrate	3.8	6.1	5.6	4.3	5.2	21.2	5.3
Nickel contained in finished matte	7.2	—	10.2	5.9	5.5	21.6	32.3
Nickel metal	20.7	4.7	6.6	15.1	19.0	45.4	65.5
Nickel sales	31.7	10.8	22.4	25.3	29.7	88.2	103.1

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
IRON ORE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
IRON ORE (a)
Pilbara, Australia
Production
Mt Newman Joint Venture	7,013	7,210	7,006	6,440	5,781	26,437	30,329
Goldsworthy Joint Venture	251	232	346	558	280	1,416	941
Area C Joint Venture	8,626	9,209	8,716	9,181	8,407	35,513	27,130
Yandi Joint Venture	10,623	8,961	10,026	9,370	9,461	37,818	40,277
Jimblebar	1,054	1,461	1,040	1,070	1,342	4,913	5,119

Total (BHP Billiton share)	27,567	27,073	27,134	26,619	25,271	106,097	103,796

Total production (100%)	32,432	31,851	31,922	31,316	29,731	124,820	122,114
Shipments
Lump	8,282	9,172	7,598	8,163	7,989	32,922	29,140
Fines	19,882	19,013	18,917	19,486	17,035	74,451	76,422

Total (BHP Billiton share)	28,164	28,185	26,515	27,649	25,024	107,373	105,562

Total sales (100%)	33,134	33,159	31,194	32,528	29,441	126,322	124,191

(a) Iron ore production and shipments are reported on a wet tonnes basis.

Samarco, Brazil
Production	2,357	2,751	2,221	1,569	1,777	8,318	8,464
Shipments	2,234	2,836	1,808	1,428	1,788	7,860	7,989

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
MANGANESE
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
MANGANESE ORE
South Africa (a)
Saleable production	882	929	755	351	156	2,191	3,040
Sales	933	917	490	221	367	1,995	2,976
Australia (a)
Saleable production	969	901	657	382	344	2,284	3,535
Sales	1,021	872	323	442	530	2,167	3,726
MANGANESE ALLOY
South Africa (a) (b)
Saleable production	124	133	112	51	5	301	513
Sales	136	106	56	54	70	286	505
Australia (a)
Saleable production	66	70	69	53	20	212	262
Sales	61	56	57	36	32	181	237

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%. (b) Production includes Medium Carbon Ferro Manganese. PRODUCTION AND SHIPMENT REPORT
	QUARTER ENDED					YEAR TO DATE
	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
METALLURGICAL COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
METALLURGICAL COAL (a)
Queensland, Australia
Production
BMA
Blackwater	1,510	1,457	1,239	1,165	1,521	5,382	5,632
Goonyella	1,738	1,699	1,915	1,346	1,725	6,685	6,037
Peak Downs	1,121	914	1,103	1,105	1,268	4,390	4,094
Saraji	853	1,104	1,027	651	723	3,505	2,896
Norwich Park	642	439	605	427	513	1,984	2,026
Gregory Joint Venture	644	771	892	471	628	2,762	2,110

BMA total	6,508	6,384	6,781	5,165	6,378	24,708	22,795

BHP Mitsui Coal (b)
South Walker Creek	617	1,049	943	386	600	2,978	2,862
Poitrel	689	584	828	163	882	2,457	2,271

BHP Mitsui Coal total	1,306	1,633	1,771	549	1,482	5,435	5,133

Queensland total	7,814	8,017	8,552	5,714	7,860	30,143	27,928

Shipments
Coking coal	5,274	5,923	5,590	4,703	5,087	21,303	20,418
Weak coking coal	1,442	1,961	1,547	1,041	1,796	6,345	6,802
Thermal coal	491	462	297	253	461	1,473	1,832

Total	7,207	8,346	7,434	5,997	7,344	29,121	29,052

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

Illawarra, Australia
Production	1,318	1,193	1,598	1,882	1,600	6,273	7,265
Shipments
Coking coal	1,097	895	1,195	1,637	1,696	5,423	6,403
Thermal coal	157	160	166	346	46	718	840

Total	1,254	1,055	1,361	1,983	1,742	6,141	7,243

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE
	JUNE 2008	SEPT 2008	DEC 2008	MAR 2009	JUNE 2009	JUNE 2009	JUNE 2008
ENERGY COAL
BHP Billiton attributable production and sales unless otherwise stated.
(‘000 tonnes)
South Africa (a)
Production	10,960	9,009	8,031	6,929	7,732	31,701	45,072
Sales
Export	3,989	2,329	2,945	1,672	1,700	8,646	15,584
Local utility	7,381	7,066	6,212	5,529	5,907	24,714	29,225
Inland	487	376	123	97	70	666	1,274

Total	11,857	9,771	9,280	7,298	7,677	34,026	46,083

(a) Comparative periods include production from the South African Optimum operations, which was sold effective from 1 July 2007.

New Mexico, USA
Production
Navajo Coal	2,286	2,064	1,923	1,950	2,426	8,363	7,533
San Juan Coal	2,548	1,941	1,094	957	1,781	5,773	6,119

Total	4,834	4,005	3,017	2,907	4,207	14,136	13,652

Sales - local utility	3,207	3,660	3,605	3,172	3,453	13,890	12,727
Hunter Valley, Australia
Production	2,934	2,975	2,993	2,768	3,039	11,775	11,776
Sales
Export	2,549	1,849	2,242	2,360	1,958	8,409	7,706
Inland	512	946	650	764	573	2,933	3,467

Total	3,061	2,795	2,892	3,124	2,531	11,342	11,173

Cerrejon Coal, Colombia
Production	2,625	2,807	2,435	2,618	2,734	10,594	10,368
Sales - export	2,547	2,593	2,829	2,409	2,623	10,454	10,176